United States securities and exchange commission logo





                              August 10, 2022

       Thomas D. Hennessy
       Chairman of the Board, Co-Chief Executive Officer, and President PROPTECH INVESTMENT CORP. II
       3415 N. Pines Way, Suite 204
       Wilson, WY 83014

                                                        Re: PROPTECH INVESTMENT
CORP. II
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 14, 2022
                                                            File No. 001-39758

       Dear Mr. Hennessy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Proxy Statement Schedule 14A

       Frequently Used Terms, page v

   1. Please consider using a defined term other than "Investor" to refer to CF Principal
                                                        Investments LLC as it
may be confusing when referring to, for example, the Investor
                                                        Rights Agreement or an
investor in the offering generally.
       Cautionary Statements Regarding Forward-Looking Statements, page xi

   2. We note your reliance upon the safe harbor for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. Because the application of the safe harbor to your merger
is unsettled (due in part to no definitive case law regarding its application), please
condition your reliance with qualifying language that the protections of the safe harbor of
the Private Securities Litigation Reform Act of 1995 may not be
                                                        available.
 Thomas D. Hennessy
PROPTECH INVESTMENT CORP. II
August 10, 2022
Page 2
Questions and Answers about the Business Combination and the Special Meeting, page xiii

3. We note that certain PTIC II stockholders have agreed to vote their shares in favor of the stockholder proposals and waive their redemption rights. Please describe any consideration provided in exchange for these agreements.
4. Please add a question and answer that discloses all possible sources and extent of dilution that stockholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please also clearly discuss the dilution and downward pricing pressure that will result from the issuance of shares post-business combination pursuant to the CEF Purchase Agreement. Add risk factor disclosures, including the impact the CEF Purchase Agreement may have upon the public warrant holders' ability to exercise the warrants.
5. In your question and answer regarding the equity stake of current PTIC II stockholders and Renters Warehouse existing members, please disclose the sponsor and its affiliates'
         total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
6. Please revise the last question and answer on page xiv to disclose the ownership on a combined basis, including Class B common stock. Please also clarify whether the NewCo
         Class A Units are convertible into Appreciate Common Stock, and if so, include the ownership including such conversions. We also note that the current percentages
         of voting power of Appreciate   s Common Stock on a fully-diluted
basis would result in
         PTIC II, the Sponsor, and the Investor holding 50.2% of the voting power. Such disclosure appears inconsistent with the disclosure that you expect the company to be a controlled company within the meaning of the Nasdaq rules, which is defined as "a
         Company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company." To the extent that the company will be a controlled company above a certain level of redemptions, clearly disclose that percentage.
7. Please clearly disclose in the first question and answer on page xv the transaction equity security amount and clearly disclose the amount of NewCo Class B Units and Appreciate
       Class B common stock to be issued in the business combination. Provide clear disclosure throughout the proxy statement.
FirstName LastNameThomas D. Hennessy
8. Please provide clear disclosure in the penultimate question and answer on page xvii as to
Comapany
       why NamePROPTECH         INVESTMENT
             the board determined                 CORP.Amendment
                                   the PTIC II Charter    II        Proposal is
necessary to
       facilitate the
August 10, 2022 Page 2business combination.
FirstName LastName
 Thomas D. Hennessy
FirstName LastNameThomas D. Hennessy
PROPTECH    INVESTMENT CORP.   II
Comapany
August 10, NamePROPTECH
           2022          INVESTMENT CORP. II
August
Page 3 10, 2022 Page 3
FirstName LastName
9. Please revise the third question and answer on page xxii to clearly explain the tax receivable agreement and clearly disclose the parties to the agreement. In addition, please discuss any material negative impact on the company's financial condition from these payments, in particular if the payments are accelerated due to an early termination event.
10. Please revise the last question and answer on page xxi to highlight that the tax benefits of the up-C structure will accrue only to those Renters Warehouse Members and not the public shareholders, and address the conflicts of interest between certain parties as a result of using this structure.
Summary of the Proxy Statement, page 1

11. We note that PTIC II is a smaller reporting company. Please disclose whether the combined company will be a smaller reporting company.
12. We note the discussion of the Tax Receivable Agreement on page 5. Please expand your disclosure to discuss the up-C structure and explain the business or strategic rationale for why this structure was selected, including any material ways in which the structure benefits the Company, the sponsor, the sellers or related parties. Conflicts of interest related to such benefits should be discussed in the Risk Factors section. Please also disclose how the transaction structure achieves its intended benefits.
13. Please clearly disclose the termination date on page 12 and elsewhere. Please also clearly disclose the "certain other circumstances set forth in the Business Combination
         Agreement" that would allow the parties to terminate the agreement.
14. Please revise the discussion of PTIC II Board's reasons for approval of the business combination on page 10, to discuss whether the negative factors regarding Renters
         Warehouse's business and operations were considered including, for example, lack of profitability, net losses, negative cash flows, default on debt, and a limited track record.
15. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Risk Factors, page 27

16. Please revise your first risk factor on page 27 regarding net losses to also discuss the negative cash flows from operations.
17. We note disclosure on page 69 that the Initial Stockholders, PTIC II's advisors and/or their affiliates may purchase PTIC II Class A Common Stock or Public Warrants from PTIC II
         Class A Stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the
 Thomas D. Hennessy
FirstName LastNameThomas D. Hennessy
PROPTECH    INVESTMENT CORP.   II
Comapany
August 10, NamePROPTECH
           2022          INVESTMENT CORP. II
August
Page 4 10, 2022 Page 4
FirstName LastName
         combination. Please explain how such purchases would comply with the requirements of
         Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules
         Compliance and Disclosure Interpretation 166.01 for guidance.
18. Please include risk factor disclosure regarding the fact that the company issuing the fairness opinion, Northland Securities, Inc., will also receive a deferred underwriting fee for its involvement as a lead manager in PTIC II's IPO, in addition to the $5.0 million transaction fee payable in connection with the fairness opinion, upon the consummation of the business combination.
19. We note that Cantor Fitzgerald & Co. acted as representative of the underwriters in PTIC
         II's IPO and was engaged as PIPE financial advisor in the business combination negotiations and is affiliated with CF Principal Investments LLC, the investor in the CEF
         Purchase Agreement. Please disclose this conflict of interest here and throughout your proxy statement, as appropriate.
20. Please revise the risk factor heading for the indebtedness risk factor on page 60 to clearly disclose that certain loans are in default. Please also clearly disclose in the risk factor those loans that are in default.
Proposal No. 1 - The PTIC II Charter Amendment Proposal, page 84

21. We note that this proposal seeks to remove from Section 9.2(a) of the Charter the requirement that the company will only redeem public shares so long as the net tangible assets of the company art at least $5,000,001. Since this proposal is not conditioned upon any other proposal, it is possible that the provision is adopted and the merger, even if approved, may not go forward. Please provide clear disclosure in this section and elsewhere of the risks associated with this provision, including falling within the definition of penny stock and delisting from Nasdaq, if this provision is adopted, a significant number of public shareholders redeem and the merger is not completed. Please also advise why this proposal to change provisions of the Charter would not provide public shareholders with redemption rights.
22. Please explain the statement that "[t]he PTIC II Charter Amendment Proposal is not conditioned on any other proposal, though the amendments contemplated by the PTIC II
         Charter Amendment Proposal will be adopted only if the Business Combination Proposal is approved." It is unclear why this proposal is not conditioned on the Business
         Combination Proposal given the second part of the sentence. Please clarify.
The Background of the Business Combination Agreement, page 85

23. We note your reference to "NPG" on page 86 of your proxy statement. Please ensure that all acronyms and terms are defined when first used. Refer to Rule 421(b) of the Securities
         Act of 1933, as amended.
24.      Please provide additional detail regarding Party A and the    other
potential business
         combination opportunities" abandoned following the March 17, 2022 meeting of the PTIC
 Thomas D. Hennessy
FirstName LastNameThomas D. Hennessy
PROPTECH    INVESTMENT CORP.   II
Comapany
August 10, NamePROPTECH
           2022          INVESTMENT CORP. II
August
Page 5 10, 2022 Page 5
FirstName LastName
         II Board and March 18, 2022 Renters Warehouse management presentation and clarify the extent of the negotiations with these targets that you ultimately did not pursue. To the extent that any preliminary proposals were submitted, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.
25.      Please clarify what individuals from the PTIC II Board and Renters
Warehouse
         management were involved in each of the meetings referenced in the background section, including, but not limited to, those on March 16-18, 2022 and March 23-24, 2022.
26. We note your reference to "third-party due diligence providers" on page 88 of your proxy statement. Please identify these providers and discuss the services they rendered.
Interests of PTIC II Directors and Officers and Others in the Business Combination, page 91

27. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on the completion of the business combination.
         Include the current value of the securities held, loans extended, fees due, and out-of-
         pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.
         Please provide similar disclosure for PTIC II's officers and directors, if material.
28. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
29. We note the statement that "these interests include, among other things, the interests listed below." Please clearly disclose and quantify all interests of the officers and directors of
         PTIC II, including the sponsor, in this business combination. In addition, clearly disclose all interests, such as any loans from the officers, directors and/or sponsor, and any officers or directors that will continue with the company in any capacity post-business combination.
30. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
31. Please revise to provide clear disclosure of any arrangements or agreements the officers, directors, and sponsor have relating to the company post business combination, including any positions within the post-business combination company.
The PTIC II Board's Reasons for the Business Combination, page 92

32. Please clarify the difference between your addressable market and your serviceable market given that you are a single family rental services company and your calculation of the addressable market references the single family home market at large. We note your disclosure on page 93 that "Renters Warehouse competes in a total U.S. addressable market estimated at more than $145.0 billion" with the disclosure on pages 110 and 187 regarding Renters Warehouse estimated serviceable market "in excess of $35.0 billion."
 Thomas D. Hennessy
PROPTECH INVESTMENT CORP. II
August 10, 2022
Page 6
CEF Purchase Agreement, page 109

33. Please highlight material differences in the terms and price of securities offered at the time of the PTIC II IPO as compared to this private placement contemplated at the time of the initial business combination. Disclose the affiliation of Cantor Fitzgerald & Co., who acted as representative of the underwriters in PTIC II's IPO, with CF Principal
         Investments, the investor in this private placement.
Certain Renters Warehouse Projected Financial Information, page 110

34. We note your disclaimer on page 110 that "[y]ou are cautioned not to rely on the forecasts in making a decision regarding the proposed Business Combination and related transactions, as the forecasts may be materially different from actual results" and your disclaimers on page 111 that the projections "should not be looked upon as 'guidance' of any sort," "reliance should not be placed on the forecasts," and "[t]his information is not fact and should not be relied upon as being necessarily indicative of future results." While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.
35. Please describe in detail the process undertaken to formulate the projections and assumptions, the parties who participated in the preparation of the projections, and how the projections were used. Please also disclose the type of market assumed in developing these assumptions.
36. Please disclose whether the Renters Warehouse projections are in line with historic operating trends. If they are not, please provide us with your analysis as to why the assumptions and projections are reasonable.
Fairness Opinion of Northland Securities, Inc., page 112

37. Please clearly disclose the reason the fairness opinion was obtained. Please also clearly disclose the material relationships that existed between PTIC II and Northland Securities
         Inc. in the past two years, including the fees, such as the underwriting services provided in the IPO, and the M&A advisory services referenced in the opinion included as Annex L.
         See Item 1015(b)(4) of Regulation S-K, as referenced in Item 14(b)(6) of Schedule 14A.
38. We note that approximate implied aggregate enterprise value reference ranges for Renters
       Warehouse for the analysis of selected publicly traded companies and selected transactions includes in the range valuations significantly below 80% of the funds in the
FirstName LastNameThomas D. Hennessy
       trust, approximately $184 million. Please discuss the considerations the advisor gave to
Comapany
       thoseNamePROPTECH
              ranges and provideINVESTMENT
                                  clear risk factorCORP.  II regarding the
risks to the company
                                                    disclosure
Augustand
        10, shareholders.
            2022 Page 6
FirstName LastName
 Thomas D. Hennessy
FirstName LastNameThomas D. Hennessy
PROPTECH    INVESTMENT CORP.   II
Comapany
August 10, NamePROPTECH
           2022          INVESTMENT CORP. II
August
Page 7 10, 2022 Page 7
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 147

39. Please provide us with a comprehensive discussion and analysis that supports your conclusion that the business combination (i) should be accounted for using the acquisition method of accounting in accordance with ASC 805 under the no redemption scenario and
         (ii) should be accounted for as a reverse recapitalization under the maximum redemption scenario. Identify the specific factors that you relied on in each scenario in arriving at your conclusion.
Directors and Executive Officers of PTIC II, page 169

40. Please revise the "Advisor" subsection to describe what role, if any, PTIC II's advisor,
         Daniel J. Hennessy, played in its negotiations with Renters Warehouse. If applicable, please revise the "Background of the Merger" section as well. Information About Renters Warehouse, page 182

41. We note the disclosure on page 183 that you have "the systems and personnel infrastructure to facilitate the acquisition of more than $2.0 billion of SFR properties annually." Please disclose the actual acquisition amounts you have facilitated during the last two years.
42. Please provide the basis for the statements in this section that you are "the second largest
         SFR online marketplace in the U.S," and when entering a market with an institutional client you "typically can project to become profitable as quickly as the first month of operation."
Renters Warehouse's Management's Discussion and Analysis of Financial Condition and Results of Operations , page 194

43. With respect to the disclosure on pages 206 and 207 regarding your related party convertible notes and your related party notes payable, please identify the member(s) to whom the notes are due.
44. Please revise the discussion of the Bridgewater note to state when the subsequent instance of non-compliance occurred and discuss the impact this event has upon the note, such as increased interest rate and whether the note is now payable in its entirety due to the default.
Marketplace Transactions, page 196

45. Please revise to disaggregate the number of marketplace transactions to disclose the number of transactions by type. To the extent the fee structure is different for each type of transaction, consider the need to discuss those differences.
 Thomas D. Hennessy
FirstName LastNameThomas D. Hennessy
PROPTECH    INVESTMENT CORP.   II
Comapany
August 10, NamePROPTECH
           2022          INVESTMENT CORP. II
August
Page 8 10, 2022 Page 8
FirstName LastName
Property Counts, page 196

46. Please revise the discussion of the decrease in property counts from 2020 to 2021 to clarify how lower levels of marketing and customer acquisition spend resulted in a 22%
         decrease in property counts over the period.
47. Please expand the tabular presentation of property counts to include properties managed at the beginning of the period, properties added during the period, properties removed from the management program during each period, and total properties at the end of the period.
48. For each period presented please separately disclose the number of properties you manage for your retail and institutional customers.
Revenue, page 197

49. Your discussion of marketplace activities states that you purchase investment properties, which is not consistent with other disclosures within the filing. Please revise to clarify the extent to which you purchase investment properties.
Results of Operations
Revenue, page 199

50. Please tell us and disclose how lower levels of marketing and customer acquisition spend resulted in a decrease in overall managed property counts which caused a reduction in management fee revenue for the periods presented.
51. We note your marketplace segment revenue increased primarily due to institutional client
         SFR purchases as a result of programmatic acquisitions offering introduced in April
         2021. Additionally, your disclosure on page 186 describes building out the capabilities of your programmatic acquisitions program with additional features and data. Please revise your disclosure to describe in more detail what your programmatic acquisitions offering represents.
Cost of Revenue, page 202

52. We note your discussion of increases and decreases in costs of sales due to commissions for local and national investor sales. Please tell us and disclose what these types of sales represent.
Management of Renters Warehouse Prior to the Business Combination, page 214

53. Please revise this section to clarify and describe the business experience during the past five years of each executive officer and director. For each employment discussed, disclose the beginning and ending dates of employment. For each director, please provide a brief discussion of the experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as a director. Please refer to Item 401(e)(1)
 Thomas D. Hennessy
PROPTECH INVESTMENT CORP. II
August 10, 2022
Page 9
         of Regulation S-K and ensure the same disclosure is provided for all of those individuals who will serve as management following the business combination. Summary Compensation Table, page 216

54. Please include in footnote two all assumptions made in the valuation of the option awards by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the "Management's Discussion and
         Analysis" section. See Instruction 1 to Item 402(n)(2)(v) and
(n)(2)(vi) of Regulation S-
         K.
55. We note that Mr. Laurence became CEO February 22, 2021. Please revise to include any other person who served as CEO during 2021. See Item 402(m)(2)(i) of Regulation S-K.
56. Please expand the discussion of the Employment Services Agreements to discuss the material terms for the named executive officers, including salary, and bonus arrangements. See Item 402(o)(1) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management of PTIC II and the
Combined Company, page 230

57. Please revise your disclosure to identify the natural persons that have voting and/or dispositive control over the shares held by HGC Investment Management Inc., Aristeia
         Capital L.L.C., Magnetar Financial LLC, Polar Asset Management Partners Inc., and
         Linden Capital L.P.
Certain Relationships and Related Transactions, page 235

58. For each related party transaction, clearly identify the related party and disclose the basis on which the person is a related person. See Item 404(a)(1) of Regulation S-K.
59. Please disclose all related transactions for Renters Warehouse, including the related party debt discussed in the "Management's Discussion and Analysis" section beginning on page
       205. In addition, for each debt, the amount involved in the transaction shall include the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest
FirstName LastNameThomas D. Hennessy
       paid during the period for which disclosure is provided, and the rate or amount of interest
Comapany    NamePROPTECH
       payable                  INVESTMENT
                on the indebtedness.              CORP. IIof Regulation S-K.
For those loans that
                                       See Item 404(a)(5)
Augustare
        10,in2022
              default,
                  Pageclearly
                        9     disclose and state the interest rate and the
amount due on demand.
FirstName LastName
 Thomas D. Hennessy
FirstName LastNameThomas D. Hennessy
PROPTECH    INVESTMENT CORP.   II
Comapany
August 10, NamePROPTECH
           2022          INVESTMENT CORP. II
August
Page 1010, 2022 Page 10
FirstName LastName
Annex L, page L-1

60. We note that the fairness opinion states "no reference to this letter or the Opinions in the proxy or information statement may be made without our written consent and subject to our approval of the language that references this letter or the Opinions, which consent we will not unreasonably withheld, conditioned, or delayed." Please provide clear disclosure that the advisor consents to the use of the opinion in this proxy statement.
61. Please remove from the fairness opinion the statement that "in reviewing the Transaction, financial analyses, and in rendering our Opinions, we have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and assume no responsibility regarding such data, material, and other information." The fairness advisor cannot disclaim responsibility for this information.
General

62. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
63. Please provide your analysis as to why the proposed issuance of NewCo LLC units and
         Appreciate Common Stock as consideration for the business combination does not require registration under the Securities Act 1933, as amended.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Thomas D. Hennessy
PROPTECH INVESTMENT CORP. II
August 10, 2022
Page 11

       You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,
FirstName LastNameThomas D. Hennessy
                                                         Division of
Corporation Finance
Comapany NamePROPTECH INVESTMENT CORP. II
                                                         Office of Real Estate
& Construction
August 10, 2022 Page 11
cc:       Julian Seiguer, P.C.
FirstName LastName